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NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

W.H. Mell Associates, Inc. ("Company" or "W.H. Mell") was incorporated in January 1990 in the state of New Jersey for the purpose of registering as a municipal securities broker. The Company is headquartered in Summit, New Jersey with a branch office in South Londonderry, Vermont. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company sells mainly to institutional investors.

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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NOTE 1 - ORGANIZATION AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fixed Assets:

Fixed assets are recorded at cost. For financial reporting, the straight-line method of depreciation is used based on the estimated useful lives of the assets. Amortization of leasehold improvements is provided for on a straight-line basis over the estimated useful life or the terms of the respective lease, whichever is shorter.

Securities Valuation:

Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1:   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the company has the ability to access.

Level 2:   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

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NOTE 1 - ORGANIZATION AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Securities Valuation: (Continued)

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2015 and 2014.

Municipal bonds: Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2).

Income Taxes:
An election was made, pursuant to federal income tax regulations, to be taxed as an "S" corporation. As a result of this election, federal income taxes are the responsibility of the individual stockholder. In addition, effective January 1, 1995, the Company elected "S" status for state tax purposes. The Company is subject to state minimum taxes in the states in which it files an income tax return. Deferred taxes have been deemed immaterial.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. Tax returns for 2012 and forward are subject to audit by federal and state jurisdictions. At December 31, 2015 and 2014, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2015 and 2014.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2015 through February 23, 2016, the date that the financial statements were available to be issued.

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NOTE 2 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

The Agreement provides for its termination upon a 90 day notice from either party or default under its terms. Pursuant to the agreement, the Company has a $100,000 interest earning deposit on account with the Clearing Broker.

At December 31, 2015 and 2014, the amount due to the Clearing Broker was $3,470,416 and $1,105,326, respectively. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges interest monthly at varying rates.

NOTE 3 - SECURITIES OWNED:

At December 31, 2015 and 2014, marketable securities owned and held in the principal trading account of the Company consist of the following:

	2015	2014
State and Municipal Obligations	$ 5,426,856	$ 3,172,853

At December 31, 2015 and 2014, the Company's state and municipal securities owned consist of the following geographic concentrations:

	2015	2014
New York	13.59%	0%
Texas	65.02%	0%
California	0%	34.23%

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NOTE 3 - SECURITIES OWNED: (continued)

At December 31, 2015, the fair value exceeded the aggregate cost which resulted in an unrealized gain of $5,800. At December 31, 2014, the fair value exceeded the aggregate cost which resulted in an unrealized gain of $30,769.

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level, fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS
AS OF DECEMBER 31, 2015

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	$ -	$ 5,426,856	$ -	$ -	$ 5,426,856

FAIR VALUE MEASUREMENTS
AS OF DECEMBER 31, 2014

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	$ -	$ 3,172,853	$ -	$ -	$ 3,172,853

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NOTE 5 - FIXED ASSETS:

At December 31, 2015 and 2014, fixed assets are comprised as follows:

	Estimated Useful Life	2015	2014
Office equipment	5 Years	$ 450,358	$ 450,358
Furniture and fixtures	5 – 7 Years	92,932	92,932
Leasehold improvements	Life of lease	18,634	18,634
		561,924	561,924
Less: Accumulated depreciation and amortization		(549,973)	(528,912)
Fixed Assets, Net		$ 11,951	$ 33,012

NOTE 6 - COMMITMENTS:

The Company is currently leasing its primary office space on a month-to-month basis. The Company also leases a branch office in South Londonderry, Vermont on a month-to-month basis.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.

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NOTE 8 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2015 and 2014, the Company's net capital is as follows:

	2015	2014
Net capital	$ 1,367,320	$ 1,738,223
Net capital requirement	100,000	100,000
Excess Net Capital	$ 1,267,320	$ 1,638,223
Aggregate indebtedness to net capital	33.62%	23.86%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 2) from having to furnish the "computation of reserve requirements."

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2015.